United States

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCATEL

Date: April 4th, 2003	By: /s/ JEAN-PASCAL BEAUFRET Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

ALCATEL

A Société anonyme with authorized capital of EUR 2,529,416,996 54, rue La Boétie – 75008 Paris – 542 019 096 R.C.S. Paris	Joint Ordinary And Extraordinary Shareholders’ Meeting & Special Meeting April 2003

Notice of Meeting	C O N T E N T S	Invitation ... 1

INVITATION .....................................

Dear Alcatel Shareholder,

The Alcatel Annual Shareholders’ Meeting is a priority occasion for meeting with you and directly presenting to you the progress and changes in the group’s operations and results.

I would therefore be very pleased if you would participate in the following Shareholders’ Meeting:

I – JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

for Shareholders of Class A Shares and Shareholders of Class O Shares

for which a second notice(1) will be given and scheduled for

THURSDAY, APRIL 17, 2003 AT 2:30 p.m. promptly

II – THE SPECIAL SHAREHOLDERS’ MEETING

for Shareholders of Class O Shares

for which a second notice(1) will be given and scheduled for

THURSDAY, APRIL 17, 2003 AT 6 p.m. promptly

Both at

the Palais des Congrès – 2, place de la Porte Maillot – 75017 Paris – France.

This notice contains information concerning the conduct and content of the meeting and the conditions and procedures for participating in this meeting.

If you are unable to attend in person, you may:

•	vote by mail,
•	be represented by your spouse or by another shareholder, or
•	authorize the Chairman of the Meeting to vote in your name.

I thank you in advance for your attention to the resolutions that will be submitted to these Shareholders’ Meetings.

Sincerely yours,

SERGE TCHURUK

PRESIDENT AND GENERAL MANAGER

(1)	In accordance with legal requirements, these Meetings shall be called initially for Tuesday, April 8, 2003, at 9:30 a.m. in the instance of the Joint Ordinary and Extraordinary Shareholders’ Meeting, and at 10:00 a.m. in the instance of the Special Meeting for Shareholders of class O shares, at 54, rue La Boétie, 75008 Paris. In the event that these meetings cannot validly be held because a quorum has not been achieved, they will be called again for April 17, 2003.

AGENDA...........................................................................

AGENDA OF THE JOINT ORDINARY AND EXTRAORDINARY
SHAREHOLDERS’ MEETING ON APRIL 17, 2003 AT 2:30 P.M.

•	Management report of the Board of Directors and reports of the Statutory Auditors on the annual parent company accounts and consolidated financial statements of Alcatel and the combined financial statements of the Optronics Division for the year ended December 31, 2002.

•	Special reports of the Statutory Auditors on regulated agreements and delegations of authority to be given to the Board of Directors to reduce the capital stock and to issue securities without preemptive subscription rights.

To be considered

by the Ordinary
Shareholders’ Meeting

1.	Approval of the parent company accounts and the financial statements of the Optronics Division for the year ended December 31, 2002.

2.	Approval of the consolidated financial statements for the year ended December 31, 2002.

3.	Income for the year — Appropriation of income and dividend distribution.

4.	Approval of regulated agreements.

5.	Reappointment of Mr. Serge Tchuruk as director.

6.	Reappointment of Mr. Marc Viénot as director.

7.	Reappointment of Mr. Daniel Bernard as director.

8.	Appointment of Mr. Philippe Germond as a new director.

9.	Appointment de Mr. Daniel Lebègue as a new director.

10.	Board of Directors’ authorization to allow the company to trade in its own class A and/or class O shares.

To be considered

by the Extraordinary
Shareholders’ Meeting

11.	Board of Directors’ authorization to reduced the authorized capital of the company.

12.	Delegation of authority to the Board of Directors to increase the capital stock by issuing, while eliminating the preemptive subscription right, class A and/or class O shares or stock purchase warrants and/or securities giving access, immediately or in the future, to stock in the company.

13.	Overall limit on the amounts issued pursuant to resolution 12 of the Shareholders’ Meeting that met today and resolution 9 of the Joint Ordinary and Extraordinary Shareholders’ Meeting of April 18, 2002.

14.	Elimination of the special rights of class O shares; compensation; conversion of options; effective date of new bylaws; elimination of all references to class O shares and amendment of references to class A shares to references to ordinary shares, in the resolutions currently in effect and applicable.

15.	Authority to implement the Meeting resolutions and necessary formalities.

AGENDA OF THE SPECIAL MEETING ON APRIL 17, 2003 AT 6 P.M.

•	Report of the Board of Directors to the Special Meeting.

1.	Approval of the decision made by the Joint Ordinary and Extraordinary Shareholders’ Meeting regarding the elimination of the special rights of class O shares, compensation, conversion of options, effective date of new bylaws, elimination of all references to class O shares and amendment of references to class A shares to references to ordinary shares, in the resolutions currently in effect and applicable.

2.	Authority to implement the Meeting resolutions and necessary formalities.

MANAGEMENT AND AUDIT BODIES ....................

Board of Directors

Serge Tchuruk
Chairman and
Chief Executive Officer

Daniel Bernard1

Philippe Bissara1
Frank Blount1
Jozef Cornu
Jean-Pierre Halbron
David Johnston1
Pierre-Louis Lions1
Thierry de Loppinot
Jean-Marie Messier
Peter Mihatsch1
Bruno Vaillant
Marc Viénot1
Helmut Werner

Philippe Germond2

Daniel Lebègue2

Financial Statements

Committee
Marc Viénot, Chairman
Daniel Bernard
David Johnston

Appointments and

Compensation Committee
Daniel Bernard, Chairman
Philippe Bissara
Frank Blount
Helmut Werner

Strategy Committee

Serge Tchuruk, Chairman
Pierre-Louis Lions
Peter Mihatsch

Auditors

Deloitte Touche Tohmatsu
Represented by Alain Pons

Barbier Frinault & Autres

Represented by
Christian Chiarasini

1 Independent director

2 Appointment recommended to the Shareholders’ Meeting on April 17, 2003

Reappointments:

Serge Tchuruk (born on November 13, 1937)

Reappointed on June 19, 1997, term expires in 2003
Principal position: Chairman and Chief Executive Officer of Alcatel

Daniel Bernard (born on February 18, 1946)

Appointed on June 19, 1997, term expires in 2003
Principal position: President and Chief Executive Officer of Carrefour

Marc Viénot (born on November 1, 1928)

Reappointed on June 19, 1997, term expires in 2003
Principal position: President of Association Paris Europlace

New appointments:

Philippe Germond (born on February 19, 1957)

Principal positions: Senior Executive Vice-President of
Alcatel and member of the Alcatel Executive Committee
Other positions: Director for Essilor and Ingenico

Daniel Lebègue (born on May 4, 1943)

Other positions: Director for Thales, Areva and Gaz de France

PARTICIPATING IN THE SHAREHOLDERS’ MEETINGS ....

General Provisions

Alcatel’s capital stock currently consists of class A shares and class O shares. The co-existence of these two classes of stock calls for the additional information hereunder.

Shareholders’ Meeting

Class A shareholders and class O shareholders are all Alcatel shareholders. As such, they are notified of and may participate in Alcatel Shareholders’ Meetings and vote in these Meetings in an identical manner.

Special Meeting

Special Meetings are held for class O shareholders pursuant to law or to Alcatel’s bylaws.

Double voting rights

Each fully paid up class A or class O share that has been held in registered form by the same shareholder for more than three years is accorded double voting rights at every General or Special Meeting of Alcatel shareholders.

Access to the Shareholders’ Meetings

Your attendance at the Joint Ordinary and Extraordinary Shareholders’ Meeting and, if applicable, the Special Shareholders’ Meeting shall be a function of the class of shares that you own:

•	Access to the Joint Ordinary and Extraordinary Shareholders’ Meeting is open to all Alcatel shareholders who hold class A and/ or class O shares.

•	Access to the Special Shareholders’ Meeting is exclusively reserved for Alcatel shareholders who hold class O shares.

Preliminary Formalities

Shareholders must provide proof of ownership to attend or be represented at the Meeting or to vote by mail:

•	Owners of class A registered shares and/or class O shares must be registered with Société Générale, which services Alcatel securities, at least two days before and through the end of the Meeting.

•	By the same deadline, owners of class A bearer shares and/or of class O bearer shares must have deposited their shares with the financial representative that manages them, and provide proof that the shares have been deposited and are unavailable for transfer until the date of the Meeting.

It is pointed out that, in accordance with Article 136 of the Decree of March 23, 1967, if you have carried out either of the above-indicated formalities, you may nevertheless sell all or part of your shares during the minimum period for share registration or the non-disposability of bearer shares by notifying your financial representative that manages your shares in an account (banks, the Post Office, brokerage firms, etc.) of the revocation of said registration or said non-disposability up until 3 p.m., Paris time, the day before the Shareholders’ Meeting, subject to the sole condition that if you have requested an admission card or have already submitted your vote by mail or sent a proxy, you provide to your financial representative all the documentation that shall make it possible to void your vote or change the number of shares and votes pertaining to your vote.

Joint Ordinary and
Extraordinary Shareholders’ Meeting

April 17, 2003 - 2:30 p.m.	Methods of participating in the Meeting Report of the Board of Directors Reports of the Statutory Auditors Special reports of the Statutory Auditors Text of the resolutions

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

METHODS OF PARTICIPATING IN THE MEETING ........

Alcatel sincerely hopes that, as a holder of class A and/or class O shares, you will be able to attend this meeting, in which case you will need an admission card.

If you cannot attend the Meeting, you can still cast your vote, either by returning a proxy or by using the vote-by-mail option.

The methods of participating and voting via videoconference or by telecommunications media have not been approved for the Joint Ordinary and Extraordinary Shareholders’ Meeting. No site covered by Article 119 of Decree No. 67-236 of March 23, 1967 shall be equipped for such purpose.

Below you will find information and recommendations for the participation methods for each of these Meetings.

1 - Attendance in Person

You must have an admission card to be admitted to and vote at the Meeting. An admission card will be provided on request. We recommend that you do this as soon as possible so that you receive your card in time by checking Box A on the form (the single form attached to this Notice of Meeting(1), signing it and returning it to your financial representative in the attached postage-paid envelope.

•	If you hold class A bearer shares and/or class O shares

You should submit your request to the financial representative who manages your securities account (banks, Post Office, brokerage firms, etc.).

•	If you hold class A registered shares and/or class O shares

You should submit your request to Société Générale — 32, rue du Champ de Tir — BP 81236 — 44312 Nantes Cédex 3 — France, using the attached postage-paid envelope.

2 - Representation

If you cannot attend the Meeting in person, you may choose one of the following two options:

•	If you wish to be represented by the Chairman, just check Box B on the form (the single document attached to this Notice(1)), date and sign the form in the space provided and return it either to your financial representative (bearer shares) or to Société Générale (registered shares) in the attached postage-paid envelope.

•	If you intend to be represented by another representative — your spouse or another shareholder (regardless of the class of shares held by same) — just check Box B and provide the required information about your representative in the space provided under (3), date and sign it in the space provided at the bottom and give it to your representative or, as applicable, mail it to your financial representative (bearer shares) or to Société Générale (registered shares) in the attached postage-paid envelope.

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

METHODS OF PARTICIPATING IN THE MEETING ........

3 - Voting by Mail

You can vote by mail using the attached form (the single document attached to this Notice(1)) and enclosed postage-paid envelope. In this case, you are reminded that, pursuant to applicable provisions of the bylaws and the Board of Directors’ decision, the form used to vote by mail must be returned to the financial representative that manages your shares (bearer shares) or to Société Générale (registered shares) or to the Company’s corporate headquarters, at least two days before the date of the Meeting. Forms received after this date will not be counted. Vote-by-mail forms used by holders of bearer shares must include a depository certificate(2) issued by the financial representative with which the shares are deposited.

•	If you wish to vote “For” the resolutions presented to the Meeting by the Board, you must check boxes B and 2 and return the form after dating and signing it in the space provided.

•	If you wish to vote “No” or “Abstain” on one or more resolutions, you must check Boxes B and 2, blacken the corresponding boxes, then return the form after dating and signing it in the space provided.

•	If you wish to vote on proposed resolutions not recommended by the Board, if any, you must also blacken the boxes corresponding to your choice.

•	In addition, and in the event that amendments or new resolutions are presented at the Meeting, you can indicate your choice by blackening the corresponding box.

4 - Recommendations

Because the Joint Ordinary and Extraordinary Shareholders’ Meeting on April 17 begins promptly at 2:30 p.m., we ask that you comply with the following:

•	Arrive early and proceed to the sign-in desk with your admission card to sign the attendance register. To facilitate sign-in, we recommend that you arrive one hour before the meeting.

•	Do not enter the meeting room without the meeting package and voting materials you receive when you sign the attendance register.

•	Follow the voting instructions given during the meeting.

To facilitate the sign-in process, it is specified that shareholders of class A shares and shareholders of class O shares attending both the Joint Ordinary and Extraordinary Shareholders’ Meeting and the Special Meeting shall sign at the same time the respective attendance sheets for both Shareholders’ Meetings prior to the start of the first Shareholders’ Meeting.

(1)	In accordance with legal requirements, any requests for forms to vote by mail or by proxy must by made by registered letter with return receipt; to be honored, these requests must be received at the corporate headquarters of the company or at the offices or agencies of authorized intermediaries at least 6 days before the date of the Meeting.

(2)	Once this certificate has been issued, the shareholder may not select another procedure to participate in the Meeting (Article 136 of the Decree of March 23, 1967).

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

REPORT OF THE BOARD OF DIRECTORS ...............

A - SUMMARY OF ALCATEL ACTIVITY DURING FISCAL YEAR 2002 AND OUTLOOK

2002 sales were Euro 16.547 billion. Operating losses were Euro 727 million. The net loss was Euro 4.745 billion, which represents net diluted earnings per class A share of Euro -3.99 (USD -4.18 per ADS), compared with net diluted earnings of Euro -4.33 per class A share (USD -4.54 per ADS) for the prior year.

Financial highlights

(in millions of euros except for EPS)	2002	2001

Net Sales	16,547	25,353

Operating income	-727	-361

Consolidated net income before amortization of goodwill	-4,138	-3,021

Net income	-4,745	-4,963

Net earnings per share in euros (diluted)	-3.99	-4.33

Earnings/ ADS in dollars (diluted)*	-4.18	-4.54

Number of shares (in billions)	1.16	1.14

*	Earnings per ADS were calculated based on the euro/dollar exchange rate of the Federal Reserve of New York as of noon, December 31, 2002, which was USD 1.0485.

The principal objectives for 2002 were to lower the Group’s base costs, strengthen its financial structure and, at the same time, maintain its position as a technology leader and gain market share. During the course of the year, Alcatel reduced the quarterly break-even point by more than Euro 2 billion, reaching Euro 4.1 billion at the end of the year 2002. Alcatel posted a gain in its operating cash flow for the sixth consecutive quarter due to continued progress in reducing working capital requirements. This in large part enabled the Group to achieve a positive net cash flow of Euro 326 million at the end of the year.

The year 2002 confirmed Alcatel’s competitive advantage. The Group consolidated its position as a leader in broad band and gained market share in mobile infrastructures. Presently, Alcatel’s integration capabilities combined with a large product portfolio will enable the development of new market opportunities for offering value added services and applications both to operators and to other Group customers. In order to take full advantage of these opportunities, a new organization was set up which is focused on three market segments, fixed, mobile, and private communications. This organization by market will enable Alcatel to meet and anticipate the new needs and requirements of its customers.

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REPORT OF THE BOARD OF DIRECTORS ...............

The outlook is as follows:

Markets again experienced a worsening of economic conditions in the middle of 2002, which resulted in a net decrease in worldwide demand for telecommunications equipment in the second half of 2002. This low demand should continue to characterize 2003. Combined with a lower level of the euro in relation to the dollar, that should lead to an average 15% decline in markets in 2003 compared with 2002, with a larger decrease in the first six months in relation to the same period in 2002, given the profile of the market in 2002.

In regard to its own operations, with the objective of a quarterly break-even point of approximately Euro 3 billion at the end of the year, the Group remains confident of its ability to reach the operational break-even point in 2003. It is also planned to reach the break-even point with respect to net income before amortization of goodwill and non-recurring items. At the same time, Alcatel should continue to make improvements in its working capital requirements, with particular efforts devoted to inventory turnover. Moreover, Alcatel believes that it can stabilize the level of net debt at the end of the year 2003, compared with December 31, 2002.

First quarter 2003 will reflect a turnaround in economic conditions found in the middle of 2002. Given the decline to date of more than 20% in the dollar/ Euro exchange rate in relation to the average for the first quarter of last year, Alcatel therefore projects a decrease of 25 to 30% in sales in comparison with the first quarter of 2002. However, due to cost reduction efforts, operating losses for first quarter 2003 should decline in relation to first quarter 2002.

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REPORT OF THE BOARD OF DIRECTORS ...............

B - SUMMARY OF OPTRONICS DIVISION ACTIVITY AND OUTLOOK

2002 sales represented Euro 84.1 million compared with Euro 470.4 million in 2001. Operating income was posted at Euro -171.4 million and net income at Euro -418.8 million.

Financial highlights

In millions of euros, except for long-gilt earnings per share	2002	2001

Net sales	84.1	470.4

Operating income	(171.4)	(58.6)

Net income	(418.8)	(144.3)

Earnings per Alcatel class O share are presented in the Alcatel financial statements The long-gilt earnings per share calculated below are provided on an estimated basis

Long-gilt earnings per share in euros*	(3.86)	(1.47)

Long-gilt earnings per ADS in US dollars*	(4.04)	(1.54)

Number of shares (in millions)	108.6	98.1

*	These long-gilt earnings per share were calculated on the basis of the net income of the Alcatel Optronics division divided by the long-gilt number of class O shares. Long-gilt earnings per share for ADS were calculated based on the December 31, 2002 euro/dollar exchange rate of USD 1.0485.

The year 2002 was difficult. In the context of a still unpredictable market, Alcatel Optronics is focusing its efforts on implementation of the strategic refocusing plan, while maintaining a technological and commercial presence. Alcatel Optronics sold its US unit under favorable terms and shut down its Canadian operations after moving them to Scotland. In parallel, the Alcatel Optronics strategy for hybrid components is receiving the initial signs of market recognition. All the restructuring actions initiated are being carried out as planned with a 50% reduction in fixed overhead costs and staff in comparison with the end of 2001. That has strengthened the determination of Alcatel Optronics to achieve the target structure during the course of 2003, while restoring its financial position.

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REPORT OF THE BOARD OF DIRECTORS ...............

C - FIVE-YEAR SUMMARY OF EARNINGS

Description	2002	2001	2000	1999	1998

Capital stock at year-end
a) Capital stock (in thousands of euros)	2,529,417	2,481,540	2,457,421	1,998,952	1,211,728
b) Number of A shares	1,239,193,498	1,215,254,797	1,212,210,685	199,895,247	198,710,296
c) Number of O shares	25,515,000	25,515,000	16,500,000	—	—
d) Total number of shares after split	1,264,708,498	1,240,769,797	1,228,710,685	999,476,235	993,551,480

Operations and earnings at year-end
(in thousands of euros)
a) Income from investments	280,502	393,542	1,077,056	810,223	3,964,885
b) Income before taxes and charges (amortization, depreciation, and provisions)	379,442	697,755	1,647,969	1,883,425	4,736,107
c) Income tax	(353,964)	(97,504)	95,420	215,815	173,572
d) Profit sharing	—	—	—	—	—
e) Income after taxes and charges (amortization, depreciation, and provisions)	(14,710,546)	(2,966,106)	1,395,711	2,229,003	4,137,591
f) Dividend (including dividend withholding)	— (1)	196,993	583,511	503,397	397,421

Earnings per share (in euros)
a) Income after taxes and before charges (amortization, depreciation, and provisions)	0.58 (2)	0.64	1.26	8.34	22.96
b) Income after taxes and charges (amortization, depreciation, and provisions)	(11.63) (2)	(2.39)	1.14	11.07	20.82
c) Dividend awarded per A share with a par value of Euro 2	— (1)	0.16	0.48	2.20	2.00
d) Dividend awarded per O share with a par value of Euro 2	— (1)	0.10	0.10	—	—

Personnel
a) Average number of employees during the year	4	5	5	5	21
b) Amount of payroll (in thousands of euros)	1,889	3,343	3,655	3,558	3,729
c) Amount paid in benefits for the year (in thousands of euros)	955	779	933	829	1,851

(1) Proposed

(2) This income reflects the total number of Alcatel shares (class A and class O)

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REPORT OF THE BOARD OF DIRECTORS ...............

D -	REPORT ON THE RESOLUTIONS TO BE CONSIDERED BY THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Resolutions to be considered by the Ordinary Shareholders’ Meeting

The resolutions submitted for shareholder approval are to be considered by the Ordinary Shareholders’ Meeting and the Extraordinary Shareholders’ Meeting.

I — Fiscal year 2002 financial statements, dividend and regulated agreements (1st, 2nd, 3rd, and 4th resolutions)

The shareholders, voting in an Ordinary Shareholders’ Meeting, are asked:

•	in the first resolution, to approve the annual financial statements of Alcatel and the Optronics Division for the year ended December 31, 2002, which show the following losses:

• Alcatel:	(€ 14,710,545,815.20)
• Optronics Division:	(€ 418,814,934.00)

•	in the second resolution, to approve the consolidated financial statements of Alcatel for the year ended December 31, 2002;

•	in the third resolution, to approve the proposed appropriation of the income for the year to retained earnings;

•	in the fourth resolution, to approve agreements governed by Article L. 225-38 of the Commercial Code that were entered into or continued during the fiscal year, as described in detail in the Special Report of the Statutory Auditors provided in this Annual Report.

II — Reappointment of three directors (5th, 6th, and 7th resolutions)

The fifth through seventh resolutions are intended to reappoint as directors Messrs. Serge Tchuruk, Marc Viénot and Daniel Bernard for a four-year term.

III — Appointment of new directors (8th and 9th resolutions)

The eighth and ninth resolutions are intended to decide the appointment of Mr. Philippe Germond and Mr. Daniel Lebègue as new directors for a four-year term. Their principal duties and functions are set forth on page 3.

IV — Authority to buy back shares (10th resolution )

The tenth resolution renews the authority to buy back company shares which had been granted to the Board of Directors by your Meeting of April 18, 2002.

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REPORT OF THE BOARD OF DIRECTORS ...............

Resolutions to be considered by the Extraordinary Shareholders’ Meeting

This resolution stipulates that the company may purchase its shares within the legal limit of 10% of the number of shares composing the capital stock on the date the shares are purchased, and that the maximum number of shares held after such purchases may not exceed 10% of the capital stock. This authority would be granted for eighteen months and expire, in any event, on the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2003.

The following limits are proposed:

	Class A	Class O
	share	share
• maximum purchase price	€30	€20
• minimum sale price	€2	€2

The objectives of the buyback program are detailed in the prospectus for this buyback program, which will be approved by the Commission des Opérations de Bourse (COB).

These purchases could optimize return on equity and further strengthen transactions, either in terms of earnings per share or in order to have enough stock available for mergers and acquisitions.

V — Cancellation of shares purchased under the company’s stock buyback plan (11th resolution)

In this resolution, shareholders are asked to renew the authority given to the Board to cancel, at its sole discretion, shares of the company held under its stock buyback plans; the corresponding capital reductions may not exceed 10% of the capital stock over a period of 24 months.

This authority was not used during the past fiscal year.

VI — Issue authority (12th and 13th resolutions)

This resolution calls for renewing the complete authority granted to the Board of Directors by the April 18, 2002 Shareholders’ Meeting for a period of 26 months, in its tenth and eleventh resolutions.

This authority shall apply only to the issue with no preemptive subscription right of stock, stock warrants, or securities giving immediate or future access to a portion of the capital stock. Issues of securities representing company debt were carried out during the course of the past fiscal year in the amount of Euro 727 million that may, in time, result in the issue of company shares in the maximum face value amount of Euro 273 million. The characteristics of these transactions are summarized in the reference document filed with the Commission des Opérations de Bourse (COB), which has been made available to you.

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REPORT OF THE BOARD OF DIRECTORS ...............

This resolution calls for renewing this authority for a period of 15 months, to enable the Board of Directors to issue shares up to a maximum nominal amount of Euro 1 billion. The maximum nominal amount of debt securities issues would be unchanged and would amount to Euro 6 billion.

Elimination of the preemptive subscription right referred to in the 12th resolution shall apply both to the marketable securities issued under this authority and to any shares to which such securities subsequently entitle the owner. However, the Board of Directors may grant shareholders the option of subscribing to any shares issued on a preemptive basis. Of course, the preemptive right would apply only to securities issued under this authority, and not to the shares to which such securities would subsequently entitle the owner.

For an issue in which the preemptive subscription right is eliminated (12th resolution), the amount returning or that may eventually return to the company for each of the shares issued under this authority is equal to at least the average of the first prices quoted on the Premier Marché of Euronext Paris SA for ten consecutive trading days chosen from among the last twenty trading days preceding the day the issue begins.

The main features of these securities and the terms under which they may entitle the owner to part of the equity in the company will therefore be determined only on the date of the decision to issue them. Pursuant to Article 155-2 of the decree of March 23, 1967, a supplemental report describing the final terms for the proposed transactions will be prepared at that time. This report will be made available to shareholders no later than fifteen days after the Board of Directors’ decision to issue the securities and will be presented to the next Shareholders’ Meeting after the date that the Board of Directors or the Chairman, acting on its behalf, decides on a stock issue.

Therefore, under the authority that would be granted to it by both of these resolutions, the Board would determine — when the decision on a primary issue is made, based on factors such as the status of the market at the time and in compliance with applicable laws and regulations — the precise terms for the issues thus authorized, as well as the terms for any conversions, swaps, redemptions or warrants exercised.

You are reminded that in the event of an increase in authorized capital carried out on the basis of the above authority, the Board of Directors shall be required to make a decision regarding the appropriateness of carrying out an increase in authorized capital performed under the terms provided by Article L. 443-5 of the Labor Code, in implementation of item “8/” of the twelfth resolution of the Joint Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2002.

Voting for the 13th resolution will limit the par amount of the issues, with or without preemptive subscription rights, decided by the Board of Directors under this new authority, to Euro 1 billion for immediate and/or future stock issues and to Euro 6 billion for issues of debt securities.

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REPORT OF THE BOARD OF DIRECTORS ...............

VII — Elimination of Special Rights for Class O Shares — Consequences (14th resolution)

Alcatel issued 16,500,000 shares in October 2000, and subsequently 9,500,000 shares, for a total of 26,000,000 new, existing, or potential class O shares, referred to as Alcatel Optronics tracking stock. These preferred shares benefit from special rights with respect to the distribution of earnings, mainly consisting of a right to an additional dividend to be taken from the distributable earnings of each company fiscal year. The occurrence of certain events described in the bylaws (initial public offering, loss of control by Alcatel, or the disposal of at least 80% of the Optronics Division or its assets) shall result in the termination of the special rights attached to class O shares, which would automatically become common shares. The bylaws provide for a process of compensation of the company or shareholders of class O shares, which is based upon the stock market price of class A shares and the net per share proceeds generated by the transaction that entailed the termination of their special rights.

Class O shares must reflect the economic performance of the Optronics Division, which contains the units whose business is the design, development, fabrication and marketing of chips, components, and optical heads and sub-systems deployed primarily in telecommunications systems.

The initial issue enabled the company, in 2000, to benefit from a capital infusion of the order of Euro 1.3 billion, which represented a major advantage and asset in the management of the crisis that it has experienced since the end of 2001.

Initially, the issuance of class O shares was designed to enable financial markets to value the Optronics Division on the basis of quoted companies engaging in comparable businesses, which overall were valued at levels much higher than those of Alcatel common shares. As specified on Page 15, Paragraph II.B.1.1 of the final prospectus approved by the COB on October 20, 2000 under number 00-1683, the creation of Alcatel Optronics tracking stock and the issuance of 16,500,000 shares in this class in October 2000 was designed to attract the particular attention of investors and financial analysts specializing in the optical electronic components industry and optics in general, prompt them to value the Optronics Division as a function of criteria specific to its industry, and enable financial markets to recognize the specific value of the Optronics Division within Alcatel.

Since the class O share issue, the telecommunications sector has experienced an unprecedented crisis and the optical electronic components market has been among those most severely affected. As a consequence of the sudden collapse that occurred in 2001, market forecasts for 2003 are 1/15 of the initial estimates.

Under these conditions, the Optronics Division is suffering from a degraded financial position which, despite a very drastic restructuring plan, can only experience a slow and gradual return to the break-even point, which is not in any way assured. Such a profound and long-lasting reversal in trends has prompted all players in the sector to reconsider their strategy, and either shut down their optical electronic businesses, drastically reduce their size and ambitions, or sell them to emerging players that are implementing an aggressive strategy of consolidation, synergies, and economies of scale.

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

REPORT OF THE BOARD OF DIRECTORS ...............

In view of the challenges that your company is presently facing and their consequences in terms of resource allocation, it now appears impossible to any longer assure the integrity of the Optronics Division nor contemplate an initial public offering for this division. On the contrary, it is necessary, in the overall interest of the shareholders, to be in a position to rapidly implement appropriate solutions, if necessary using means not provided for by the specific provisions of the bylaws regarding the conversion of class O shares into common shares.

These provisions were in fact drafted in the context of prospects for natural and sustained growth in the optical electronic components sector, and could not have anticipated the complete reversal in its economic environment. Due to transactions that will inevitably and irremediably affect the underlying assets, it appears necessary to carry out in advance the conversion of class O shares into common shares.

The provisions of the Alcatel bylaws that provide for special compensation terms and procedures in the event of the elimination of special rights for class O shares were originally in response to the projected growth prospects for the optical electronic components sector. Given current values, they presently would result in an obligation for class O shareholders, at the time of the conversion of their shares into common shares, to compensate the company and therefore make an additional investment in order to avoid dilution.

The Board of Directors is of the opinion that it is not in Alcatel’s interest, vis-à-vis financial markets, to require any additional payments by class O shareholders. Moreover, the Board believes that the existence of class O shares reduces the range of solutions required by the optical components crisis, thereby handicapping the restructuring of the group.

For these reasons, the Board of Directors proposes to the Shareholders’ Meeting a draft resolution that provides for the conversion of class O shares into common shares by eliminating the special rights of class O shares, with no compensation of any kind to be paid by either party, and the conversion to common stock options of any class O stock options granted by the company since the creation of that class of shares.

It also proposes that all references to class O shares be eliminated, and references to class A shares be changed to a reference to common shares in currently applicable resolutions, and that the company bylaws be amended to eliminate any reference to these preferred shares and the existence of multiple classes of shares.

As required by law, this resolution can only be ratified after it is approved by the Special Meeting of Class O Shareholders, held under quorum and majority conditions as required by Article L. 225-99 of the Commercial Code. This Special Meeting will be held after the close of the Joint Ordinary and Extraordinary Shareholders’ Meeting.

The Board of Directors

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

GENERAL REPORT OF THE STATUTORY AUDITORS .......

To the Shareholders of the Alcatel company,

General Report on the Alcatel Parent Company Accounts

In accordance with the mission entrusted to us by your Shareholders’ Meetings, we are presenting our report for the year ended December 31, 2002 on the following:

•	our audit of the annual financial statements of the Alcatel company established in euros, as attached to this report,

•	the specific verifications and information required by law.

The parent company accounts were prepared by the Board of Directors. It is our responsibility, on the basis of our audit, to express an opinion on these accounts.

1. OPINION ON THE ANNUAL PARENT COMPANY ACCOUNTS

We conducted our audit in accordance with auditing standards generally accepted in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We hereby certify that the parent company accounts prepared in accordance with accounting principles generally accepted in France present fairly, in all material respects, the results of the operations for the past year and the financial position and holdings of the company at the end of that year.

Without calling into question the opinion stated hereinabove, we draw your attention to Note 1 e) of the appendix which explains the change in method resulting from the initial implementation, beginning on January 1, 2002, of CRC Regulation No. 2000-06 regarding liabilities.

2. SPECIFIC VERIFICATIONS AND INFORMATION

We also performed the specific verifications required by law in accordance with accounting standards generally accepted in France.

We have no comment to make with respect to the fair presentation and consistency with the parent company accounts of the information provided in the management report from the Board of Directors and in the documents sent to shareholders concerning the financial position and accounts.

As legally required, we made certain that the various disclosures as to the identity of holders of the authorized capital or voting rights were made to you in the management report.

Neuilly-sur-Seine, February 4, 2003

The Auditors

BARBIER FRINAULT & AUTRES Christian Chiarasini	DELOITTE TOUCHE TOHMATSU Alain Pons

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

GENERAL REPORT OF THE STATUTORY AUDITORS .......

Report on Alcatel Consolidated Financial Statements

To the Shareholders of the Alcatel company,

In accordance with the mission entrusted to us by the Shareholders’ Meeting, we have audited the consolidated financial statements of the Alcatel company established in euros for the year ended December 31, 2002, as attached to this report.

The consolidated financial statements were prepared by the Board of Directors. It is our responsibility, on the basis of our audit, to express an opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We hereby certify that the consolidated financial statements prepared in accordance with accounting principles generally accepted in France present fairly, in all material respects, the holdings, financial position and the results of the entity composed of the companies included in the consolidation.

Without calling into question the opinion stated hereinabove, we draw your attention to Note 1 of the appendix which explains the change in method resulting from the initial implementation, beginning on January 1, 2002, of CRC Regulation No. 2000-06 regarding liabilities.

Without calling into question the opinion stated hereinabove, we draw your attention to Note 1 of the appendix which explains the change in method resulting from the initial implementation, beginning on January 1, 2002, of CRC Regulation No. 2000-06 regarding liabilities.

We also verified the information on the group provided in the management report. We have no comment to make with respect to the fair presentation and consistency of this information with the consolidated financial statements.

Neuilly-sur-Seine, February 4, 2003

The Auditors

BARBIER FRINAULT & AUTRES Christian Chiarasini	DELOITTE TOUCHE TOHMATSU Alain Pons

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

GENERAL REPORT OF THE STATUTORY AUDITORS .......

Report on the Combined Financial Statements of the Optronics Division

To the Shareholders of the Alcatel company,

In accordance with the mission entrusted to us by the Shareholders’ Meeting, we have audited the combined financial statements of the Optronics Division for the year ended December 31, 2002, as attached to this report.

The combined financial statements were prepared by the Board of Directors. It is our responsibility, on the basis of our audit, to express an opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Optronics Division is an operational division of the Alcatel company and, as indicated in Note 1, these combined financial statements have been extracted from the Alcatel consolidated financial statements and reflect certain allocations for services rendered to the Optronics Division by Alcatel.

We hereby certify that the combined financial statements prepared in accordance with accounting principles generally accepted in France present fairly, in all material respects, the holdings, financial position and the results of the entity composed of the companies included in the combination.

Without calling into question the opinion stated hereinabove, we draw your attention to Note 1 of the appendix which explains the change in method resulting from the initial implementation, beginning on January 1, 2002, of CRC Regulation No. 2000-06 regarding liabilities.

We also verified the information on the Division provided in the management report. We have no comment to make with respect to the fair presentation and consistency of this information with the combined financial statements.

Neuilly-sur-Seine, February 4, 2003

The Auditors

BARBIER FRINAULT & AUTRES Christian Chiarasini	DELOITTE TOUCHE TOHMATSU Antoine de Riedmatten

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

SPECIAL REPORT OF THE STATUTORY AUDITORS.............................................. ..

Special report

on regulated agreements

To the Shareholders of the Alcatel company,

As the Statutory Auditors of your company, we are presenting our report on regulated agreements.

It is not our responsibility to determine the existence of agreements, but to inform you, on the basis of the information provided to us, of the essential characteristics and conditions of the agreements of which we have been advised, without commenting on their usefulness or their merits. Under the terms of Article 92 of the Decree of March 23, 1967, it is your responsibility to assess the importance for the company of entering into such agreements for the purpose of approving them.

Agreements authorized during the fiscal year

We hereby inform you that we have not been notified of any agreements entered into during the fiscal year that might be covered under Article L. 225-38 of the Commercial Code.

Agreements approved during prior fiscal years that continued in effect during this fiscal year

Furthermore, pursuant to the Decree of March 23, 1967, we have been advised that the following agreements, which were approved in prior years, continued in effect during the fiscal year just ended.

Agreements between Alcatel and Alstom

At the time of the initial market listing of Alstom in June 1998 and the placement of the Alstom shares in February 2001, various agreements were entered into between Alcatel, Alstom, Marconi plc (formerly The General Electric Company plc), and, as applicable, a number of banks and financial institutions. These agreements establish commitments between Alcatel and Alstom that did not result in any cash flow during fiscal year 2002. Moreover, Mr. Tchuruk and Mr. Halbron, who were directors of both Alcatel and Alstom at the time of signing these agreements, are no longer Alstom directors; Mr. Tchuruk having left in March 2001 and Mr. Halbron in July 2002.

Agreements entered into with Thales (formerly Thomson CSF)

The agreements approved in 1998 and strengthened in 1999 when Alcatel increased its stake in Thomson-CSF (Thales) in December 1999, apply mainly to the terms governing further cooperation between Alcatel and Thales in areas of mutual concern, such as strategy and operations (cooperation in terms of sales and marketing, purchasing, venture capital, property management and the like).

Mr. Tchuruk is a director of both Alcatel and Thales.

Support agreement with subsidiaries regarding research and development and industrial property costs

Contributions by Group companies to research and development and industrial property costs are paid in their entirety to Alcatel, which in turn is responsible for distributing such costs among the subsidiaries in accordance with their funding requirements. For fiscal year 2002, the income recorded by Alcatel came to Euro 800,428,000.

Charges due from Alcatel to its subsidiaries, in accordance with the principles stated above, came to Euro 791,257,000.

Agreement between Alcatel and one of its directors

A consulting agreement was signed between Alcatel and Mr. Werner with an effective date of August 1, 2001 under which Mr. Werner will provide advice and support to Alcatel Management in the matters of strategy, finance and industrial operations, with special emphasis on external communications and brand name image aimed at promoting the Group in Europe and especially in Germany. For fiscal year 2002, Mr. Werner will be paid annual compensation of Euro 102,129.

We have conducted our review in accordance with the professional standards applicable in France. These standards require us to conduct a review to verify the consistency of the information provided to us with the source documents from which it came.

Neuilly-sur-Seine, February 4, 2003

The Auditors

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
Christian Chiarasini	Alain Pons

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

SPECIAL REPORT OF THE STATUTORY AUDITORS .......

Special report on authorizations to trade in the company’s capital

To the Shareholders of the Alcatel Company,

As your company’s Statutory Auditors, we hereby present our reports on the various transactions that you have been convened to approve.

1.	Authority to be granted to the Board of Directors to cancel any shares acquired in connection with share buybacks by the company (11th resolution)

In accordance with the mission provided for by Article L. 225-209, paragraph 4 of the Commercial Code in the event of a capital reduction by canceling purchased shares, we hereby present our report on the proposed transaction.

We have analyzed the capital reduction transaction by conducting reviews we deemed necessary and in accordance with the standards of the profession.

This transaction is part of a plan by your company to purchase its own shares in an amount not to exceed 10% of the capital stock, pursuant to Articles L. 225-209 et seq. of the Commercial Code. It is proposed to your Shareholders’ Meeting that the purchase authorization, granted to the Board of Directors by your meeting of April 18, 2002, shall be renewed for a period of eighteen months, expiring in any case by the date of the Shareholders’ Meeting called to vote on the financial statements for the fiscal year ended December 31, 2003.

Your Board is asking you to renew, for a period of eighteen months expiring no later than the date of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ended December 31, 2003, its authority to cancel any stock purchased under the authority granted to purchase the company’s own shares, up to a limit of 10% of its capital stock per 24-month period.

We have no comment on the provisions and conditions of the proposed capital reduction in that such reduction can be made only with your prior approval of the company’s purchase of its own shares.

2.	The issuance of various marketable securities without preemptive subscription rights (12th resolution)

This resolution cancels unconditionally, but not retroactively, up to the amount of the remaining balance as of the date of this meeting, the tenth resolution of the April 18, 2002 Shareholders’ Meeting granting authority to the Board of Directors to issue various marketable securities with revocation of preemptive rights, as we described in our January 31, 2002 report.

Pursuant to Article L. 225-129 III, paragraph 3 of the Commercial Code, we are presenting our report on plans to issue various marketable securities described below for which your approval is sought.

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

SPECIAL REPORT OF THE STATUTORY AUDITORS .......

The authorizations, requested for a term of 15 months beginning April 17, 2003, concern the issuance, without preemptive rights, of class A and/ or class O shares, warrants and/ or marketable securities (excluding preferred dividend shares without voting rights or investment certificates) in euros, in any foreign or other currency considered legal tender, or in any other unit of account established in reference to a set of currencies, and entitling the holder, immediately or subsequently, at any time or on a fixed date, to class A or O shares in the company. The nominal amount of the capital increases that may be effected under the 12th resolution of today’s Shareholders’ Meeting and under the 9th resolution of the Shareholders’ Meeting of April 18, 2002 may not exceed Euro 1 billion, regardless of the class of shares issued.

Your Board of Directors recommends that you authorize it to set the terms of these transactions and asks you to waive your preemptive subscription rights.

The Board of Directors may grant a preemptive subscription option to the shareholders for all or part of the issue and for a period that it shall decide. This preemptive option shall not be construed to create negotiable rights.

We have examined the conditions under which the capital increases would be made by conducting reviews we deemed necessary in accordance with the standards of the profession.

Subject to a subsequent review of the conditions of these issues, we have no comment to make on the terms of the issues recommended to you.

The type of marketable securities, the amounts and issue prices of equity securities to be issued and the amounts of such issues have not been set; therefore, we are not expressing an opinion on the final conditions under which the issues will be made, nor on the recommendation that you eliminate the preemptive subscription right, although it falls within the scope of the transaction submitted for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will prepare an additional report at the time such issues are executed by your Board of Directors.

Neuilly-sur-Seine, February 4, 2003

The Auditors

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
Christian Chiarasini	Alain Pons

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TEXT OF THE RESOLUTIONS ........................

To be considered by the Ordinary Shareholders’ Meeting

Approval of the parent company financial statements and the Optronics Division statements for the year ended December 31, 2002.

FIRST RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders, having read the reports of the Board of Directors and the Statutory Auditors, approve in their entirety the management report of the Board of Directors and the annual financial statements for the year ended December 31, 2002 for Alcatel and the Optronics Division, as prepared and presented to them, which show a loss of:

• Alcatel:	(€ 14,710,545,815.20)
• Optronics Division:	(€ 418,814,934.00)

The shareholders expressly approve the amount of non-deductible expenses (Article 39-4 of the Tax Code) reported in the financial statements submitted by the Board of Directors.

Approval of the consolidated financial statements for the year ended December 31, 2002.

SECOND RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders, having read the report of the Statutory Auditors on the consolidated financial statements prepared by Alcatel for the year ended December 31, 2002, approve the consolidated financial statements as prepared and presented by the Board of Directors.

Loss for the year — Appropriation

THIRD RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders approve the appropriation of the loss for the fiscal year ended December 31, 2002, as recommended by the Board of Directors, and resolves to appropriate the loss of Euro 14,710,545,815.20 to retained earnings.

Accordingly, no dividend will be paid to class O shareholders or class A shareholders for fiscal year 2002.

The shareholders note that the dividends paid for the previous three fiscal years were as follows:

Fiscal	Number	Distribution to			Net dividend			Tax credit			Total earnings
year	of shares	shareholders			per share			per share			per share

1999	206,632,020		€454,590,444.00			€2.2			€1.1			€3.3
		F	2,981,917,838.74	*	F	14.43	*	F	7.22	*	F	21.65	*

2000			€1,650,000.00			€0.10			€0.05			€0.15
O shares	16,500,000	F	10,823,290.50	*	F	0.65	*	F	0.32	*	F	0.98	*

2000			€581,861,128.80			€0.48			€0.24			€0.72
A shares	1,212,210,685	F	3,816,758,804.64	*	F	3.15	*	F	1.57	*	F	4.72	*

2001
O shares	25,515,000		€2,551,500.00			€0.10			€0.05			€0.15

2001
A shares	1,215,254,797		€194,440,767.52			€0.16			€0.08			€0.24

*	Amounts rounded off by converting euro amounts into francs.

Approval of regulated agreements

FOURTH RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders, having read the special report of the Statutory Auditors on the agreements governed by Article L. 225-38 of the Commercial Code, approve the agreements entered into or continued during the fiscal year and the operations cited therein.

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TEXT OF THE RESOLUTIONS ........................

Renewal of the term of Mr. Serge Tchuruk as director

FIFTH RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders renew the term of Mr. Serge Tchuruk as director for a period of four fiscal years, or until the conclusion of the Shareholders’ Meeting called to vote on the financial statements for the year ended December 31, 2006.

Renewal of the term of Mr. Marc Viénot as director

SIXTH RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders renew the term of Mr. Marc Viénot as director for a period of four fiscal years, or until the conclusion of the Shareholders’ Meeting called to vote on the financial statements for the year ended December 31, 2006.

Renewal of the term of Mr. Daniel Bernard as director

SEVENTH RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders renew the term of Mr. Daniel Bernard as director for a period of four fiscal years, or until the conclusion of the Shareholders’ Meeting called to vote on the financial statements for the year ended December 31, 2006.

Appointment of Mr. Philippe Germond as a new director

EIGHTH RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders appoint Mr. Philippe Germond as director for a period of four fiscal years, or until the conclusion of the Shareholders’ Meeting called to vote on the financial statements for the year ended December 31, 2006.

Appointment of Mr. Daniel Lebègue as a new director

NINTH RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders appoint Mr. Daniel Lebègue as director for a period of four fiscal years, or until the conclusion of the Shareholders’ Meeting called to vote on the financial statements for the year ended December 31, 2006.

Authorization granted to the Board of Directors to allow the company to trade in its own class A and/ or class O shares.

TENTH RESOLUTION

Voting under the quorum and majority requirements for an Ordinary Meeting, the shareholders, having read the report of the Board of Directors and the prospectus describing the company’s buyback of its own shares that was approved by the French Commission des Opérations de Bourse (the French Securities Commission), hereby authorize the Board of Directors, in accordance with Articles L. 225-209 et seq. of the Commercial Code, to trade in the company’s class A and class O shares, on the market or otherwise, subject to the following conditions:

	Class A	Class O
	share	share
• maximum purchase price	€30	€20
• minimum sale price	€2	€2
• the total number of shares that the company can acquire may not exceed 10% of the total number of shares constituting the capital stock as of the redemption date.

In the event of company equity transactions, particularly a capital increase through capitalization of reserves and allotment of bonus shares, and in the event of a stock split or amalgamation (excluding conversion of class O shares into class A shares), the prices indicated above shall be adjusted using a multiplier equal to the number of shares composing the capital stock before the transaction divided by the number of such shares after the transaction.

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TEXT OF THE RESOLUTIONS ........................

The purpose of this authorization is to allow the company to trade in its own shares in order to:

•	stabilize the price of its class A and/or its class O shares;

•	transfer its shares to the group’s employees and executives, subject to the terms and conditions specified by law (stock options for class A and/or class O shares, employee profit sharing, reserved sale of class A shares and/or class O shares to employees);

•	remit its class A shares and/or its class O shares in the context of acquisitions or swaps initiated by the company, either through tender offers or otherwise;

•	manage its capital stock from an economic and financial standpoint and, more generally, actively manage shareholders’ equity in terms of its financing needs, which may result in the cancellation of treasury shares through capital reduction within the limits set by law in order to optimize earnings per share, subject to adoption of the eleventh resolution below;

•	retain, swap, assign or transfer shares by any and all means;

•	allow the company to trade in its class A and/or class O shares on or off the market for any other purpose that is or may be authorized by applicable laws and regulations.

Class A shares and class O shares may be acquired, sold, swapped or transferred on the stock market, whether over the counter or otherwise, at any time, including during a tender offer, and by any and all means, particularly through a block trade, options trading or the use of any derivative product, within established regulatory limits. The amount of capital stock that may be acquired or transferred in block trades may equal 100% of the program.

As an exception to the preceding conditions, the provisions governing stock purchase options shall determine the rules governing prices for purchases made to grant class A shares or class O stock options in accordance with Articles L. 225-177 et seq. of the Commercial Code.

This authorization is granted for a maximum of eighteen months and expires no later than the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2003.

The Board of Directors is granted full authority to implement this authorization, which may further delegate such authority, to place any market order, enter into any agreement, particularly to maintain stock purchase and sale registers, to make filings with the Commission des Opérations de Bourse or any other organization, to execute any other formality and, in general, to take any action necessary.

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TEXT OF THE RESOLUTIONS ........................

To be considered by the Extraordinary Shareholders’ Meeting

Authorization granted to the Board of Directors to reduce the company’s capital stock

ELEVENTH RESOLUTION

Voting under the quorum and majority requirements for an Extraordinary Meeting and having read the Board of Directors’ report and the report of the Statutory Auditors, the shareholders, pursuant to Article L. 225-209, paragraph 4 of the Commercial Code, hereby grant authorization to the Board of Directors for a maximum of eighteen months from the date of this meeting and expiring no later than the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2003:

•	to cancel, at its sole discretion, on one or more occasions, all classes of shares held by the company under authorized buyback plans, limited to 10% of the total number of shares in any twenty-four month period, and to reduce capital stock accordingly by charging the difference between the purchase value of the canceled shares and their par value to premiums and liquidity reserves;

•	to record completion of capital reduction(s), amend the bylaws accordingly, and execute any necessary formalities;

•	to delegate authority as necessary to implement its decisions, pursuant to the legal requirements in force at the time this authorization is used.

Delegation of powers to the Board of Directors to increase capital, with the preferential subscription right eliminated

TWELFTH RESOLUTION

Voting under the quorum and majority requirements for an Extraordinary Meeting and having read the Board of Directors’ report and the report of the Statutory Auditors, the shareholders:

1/	cancel unconditionally, but not retroactively, and accordingly in the amount of the remaining unused balance on the date of this Meeting, the authorization given to the Board of Directors by the tenth resolution of the shareholders at their meeting of April 18, 2002;

2/	delegate authority to the Board of Directors, pursuant to the laws and regulations governing business corporations and in particular Article L. 225-129 III, paragraph 3, of the Commercial Code as well as Articles L. 225-148, L. 225-150 and L. 228-93 thereof, to increase capital on one or more occasions, as and when it deems appropriate, through lawful distribution to the public in euros, in any foreign currency or in any other currency considered legal tender, or in any other unit of account established in reference to a set of currencies:

•	class A and/or class O shares, warrants and/or marketable securities entitling the holder (except for preferred dividend shares without voting rights or investments certificates), now or in the future, at any time or on a fixed date, to class A or O shares in the company, by subscription, conversion, exchange, redemption, presentation of a warrant or by any other means, provided that such securities are issued to compensate securities contributed to the company as part of a public offer to exchange securities meeting the terms set in Article L. 225-148 of the Commercial Code;

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TEXT OF THE RESOLUTIONS ........................

•	and/or securities described above, pursuant to an issue by any company in which Alcatel holds over half the equity, directly or indirectly, and subject to Alcatel’s approval:

–	bonds with Alcatel class A or O share warrants, or

–	any other marketable securities entitling the holder to the allotment of securities by subscription, conversion, exchange, redemption, presentation of a warrant or any other means, at any time or on a fixed date, which are or shall be issued as representing a share in the equity in Alcatel for that purpose, with the understanding that such marketable securities can take the form of shares with warrants for class A and/or class O shares, bonds convertible to class A and/or class O shares, bonds redeemable in class A and/or class O shares, or any other form consistent with applicable laws;

•	authorize the company or any subsidiary thereof to issue any compound security entitling the holder to equity in the company through subscription, exchange, redemption, conversion or any other methods, for purposes of mergers or acquisitions, particularly the acquisition of any company through payment in company stock in the near or distant future;

3/	limit the period of validity for this delegation of authority to fifteen months from this Shareholders’ Meeting;

4/	resolve to eliminate the preemptive subscription right of the shareholders to any securities issued under this delegation of authority, as such securities may be issued by the company itself or by a subsidiary of which it owns, either directly or indirectly, over half the equity, leaving the option to the Board of Directors, however, at its discretion, to award to the shareholders, for a period of time and in accordance with terms and conditions that it will define, for all or part of any issue, a preemptive subscription right that does not entail the creation of negotiable rights, with the understanding that the Board has every option to define the characteristics of such preemptive right, such as deciding to limit the number of securities to which the applicant is entitled for each issue;

5/	resolve to set the maximum par value of any issues approved by the Board of Directors under this delegation of authority as follows:

•	the maximum par value of any shares issued, either directly or on presentation of debt instruments or other securities, may not exceed, whatever class of shares is issued, Euro 1 billion or the equivalent of such amount plus the principal amount of the capital increase resulting from any stock issue carried out to preserve the rights of the holders of such instruments or securities, as required by law;

•	the maximum par value of any marketable securities issued that represent claims on the company may not exceed the ceiling of Euro 6 billion or the equivalent of such amount;

6/	duly note and resolve that, as needed, this delegation of authority shall automatically entail the express waiver by the shareholders of their preemptive subscription right to any shares issued to which they are entitled by the securities issued in favor of the bearers of the issued securities;

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TEXT OF THE RESOLUTIONS ........................

7/	resolve that any consideration received or to be received subsequently by the company for each class A and/or class O share issued or to be issued under this delegation of authority shall be at least equal to the average of the opening price quote for the old class A and/or class O share on the Premier Marché of Euronext Paris SA for ten consecutive trading days chosen from among the last twenty trading days preceding the start of the issue of the shares and/or securities entitling the holder thereto. This average shall be adjusted as necessary if there is a difference in the dates they become eligible for dividends. If stock warrants in the company are issued, the sum received by the company when the warrants are applied for shall be included in the calculations;

8/	resolve that in the event of a capital increase under the foregoing delegation, the Board of Directors shall be required to rule on the timeliness of carrying out a capital increase under the conditions set forth in Article L. 443-5 of the Labor Code pursuant to point “8/” of the twelfth resolution of the Joint Ordinary and Extraordinary Shareholders’ Meeting of April 18, 2002;

9/	resolve that the Board of Directors shall have full authority, and may delegate such authority to its Chairman, to implement this delegation of authority in accordance with the law:

•	to determine the conditions for any issue(s), with the approval of the Boards of Directors of the companies involved as necessary;

•	to determine the number of class A and/or class O shares, warrants and/or marketable securities to be issued, their issue price, and the amount of the premium for which payment may be requested at the time of issue;

•	to determine the dates and procedures for the issue, the type, form and characteristics of the securities to be issued, which may or may not be in the form of long-term funded capital;

•	to determine the method of payment for class A and/or class O shares and/or securities issued or to be issued;

•	to establish procedures as necessary for exercising rights attached to the shares issued or to be issued, and to set the date, even retroactive, at which the new shares will become eligible for dividends and any other terms and conditions for completing the issue(s);

•	to set the terms under which the company will, as applicable, have the option of buying or trading the shares issued or to be issued on the stock market, at any time or during specific periods;

•	to provide for the option of possibly suspending the exercise of rights attached to such securities for a maximum period of three months;

•	to decide that it will allocate all or part of any unsubscribed shares remaining in the issue, or that the amount of the issue will be limited to the amount of the subscriptions received, provided that the Board of Directors may use, in any order of its choosing, one or all of the aforementioned options;

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TEXT OF THE RESOLUTIONS ........................

•	more specifically, in the event of a stock issue to compensate securities contributed under a public exchange offer:

–	to list the securities contributed in the exchange,

–	to set the terms of the issue, the exchange rate and, as applicable, the amount of the cash adjustment to be paid,

–	to determine the terms of the issue under a public exchange offer, an alternative takeover bid or an exchange offer, or a primary takeover bid or exchange offer, coupled with a public exchange offer or a special public exchange offer or takeover bid;

•	at its sole discretion, to charge the costs of any capital increases to the related premiums and to withhold from such amount the sums necessary to raise the statutory reserve to one-tenth of the new equity after each increase;

•	in general, to enter into any and all agreements to ensure the successful completion of the operation(s) considered, to take any and all steps and complete any and all formalities required for the issue and the financial servicing of the securities issued under this delegation of authority as well as the exercise of the rights attached thereto; and to record the completion of each capital increase and make the corresponding changes in the bylaws.

Ceiling on the amount of the issues carried out under the twelfth resolution above and under the ninth resolution of the Joint Ordinary and Extraordinary Shareholders’ Meeting of April 18 2002

THIRTEENTH RESOLUTION

Voting under the quorum and majority requirements for an Extraordinary Meeting and having read the report of the Board of Directors and the report of the Statutory Auditors, the Shareholders resolve to limit the amounts of any issues approved under the delegation of authority granted to the Board of Directors by the 12th resolution of the Shareholders’ Meeting on this date and the 9th resolution of the Joint Ordinary and Extraordinary Meeting of April 18, 2002:

1.	the maximum par value of any class A or class O shares issued, either directly or on presentation of securities or debt instruments, may not exceed Euro 1 billion or the equivalent of such amount plus the principal amount of the capital increase resulting from any stock issue carried out to preserve the rights of the holders of such shares as required by law, with the understanding that such limit shall not apply to capital increases by capitalization of premiums, retained earnings, earnings, or other reserves;

2.	the maximum par value of any marketable securities issued representing claims on the company is capped at Euro 6 billion or the equivalent of such amount.

Elimination of class O share rights — Consequences

FOURTEENTH RESOLUTION

Voting under the quorum and majority requirements for an Extraordinary Meeting, the shareholders, having read the report of the Board of Directors:

•	resolve to eliminate, effective immediately, the special rights in the allocation of earnings, which, under Article 10 of the bylaws, are attached to the class O shares known as Alcatel Optronics tracking stock;

- I - JOINT ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TEXT OF THE RESOLUTIONS ........................

•	resolve, pursuant to paragraph 2 of Article 13.1, and paragraph 1 of Article 13.3 of the bylaws, that as a result of the elimination of the special rights attached thereto, and from the time such rights are distributed after this elimination, any shares formerly considered class O now have the same rights to income allocation as the common stock formerly known as class A, and further resolves that all the shares issued by the company are now in the same class;

•	resolve that by express exception to Article 13.2 of the bylaws, this conversion to common shares of shares formerly considered class O, resulting from the elimination of the special rights thereof, shall be made with no compensation to be paid by the company to the holders of class O shares, or by class O shareholders to the company, and that every class O share shall immediately become a common share, with no other rights or obligations to accrue to or to be borne by the holder thereof, other than those attached to the common stock, previously known as class A;

•	resolve that as a result of eliminating the special class O share rights and converting them to common shares, the bylaws of the company shall automatically and immediately be amended pursuant to paragraph 2 of Article 13.3 of the bylaws in effect up to the present, by eliminating all reference to preferred shares and class A and O shares, and that they be replaced by the new wording comprising Appendix III to the bylaws adopted by the 14th resolution of the Joint Ordinary and Extraordinary Shareholders’ Meeting of April 18, 2002; the shareholders further resolve to eliminate any references to class O shares and that any references to class A shares be changed to a reference to the common shares in the resolutions passed by the Shareholders’ Meetings held on this date and on April 18, 2002;

•	grant full authority to the Board of Directors, with the option of subdelegation, to carry out any and all formalities under this resolution;

•	hereby confirm the authority granted to the Board of Directors by the 13th resolution of the Joint Ordinary and Extraordinary Shareholders’ Meeting of April 18, 2002, under Article L. 225-177 of the Commercial Code, authorizing it to record the conversion to common stock warrants of any class O stock warrants awarded by the company since the creation of this class of shares; such conversion shall be made according to the same procedures as for converting class O shares to common shares;

•	duly note that this resolution will be final only after approval, under the quorum and majority requirements of Article L. 225-99 of the Commercial Code, by the Special Meeting of Class O Shareholders to be held today at this same location, after this Shareholders’ Meeting ends.

Authority for formalities

FIFTEENTH RESOLUTION

The shareholders hereby grant full authority to the bearer of an original, a copy, or an excerpt of the minutes of this meeting to make all filings or carry out any and all formalities, as required.

Special Meeting

April 17, 2003 - 6:00 p.m.	Methods of participating in the meeting Report of the Board of Directors Text of the resolutions

II - SPECIAL MEETING OF CLASS O SHAREHOLDERS

METHODS OF PARTICIPATING IN THE MEETING ........

Alcatel sincerely hopes that, as a holder of class O shares, you will be able to attend the Special Meeting in person, in which case you will need to obtain an admission card.

If you cannot attend the Meeting, you can still cast your vote, either by returning a proxy or by using the vote-by-mail option.

Methods of participation and voting by videoconference or by other means of telecommunication will not be afforded for the Special Meeting. No site will be set up for this purpose, such as is provided for under Article 119 of Decree No. 67-236 of March 23, 1967.

Below you will find information and recommendations for each of these methods of participation.

1 - Attendance in person

You must have an admission card to be admitted to and vote at the Meeting. An admission card will be provided on request. We recommend that you do this as soon as possible so that you receive your card in time by checking Box A on the form (the single form attached to this Notice of Meeting), signing it and returning it to your financial representative in the attached postage-paid envelope.

•	If you are a holder of class O bearer shares

You should submit your request to the financial representative who manages your securities account (banks, Post Office, brokerage firms, etc.).

•	If you are a holder of class O registered shares

You should submit your request to Société Générale — 32, rue du Champ de Tir – BP 81236 – 44312 Nantes Cédex 3 – France, using the attached postage-paid envelope.

2 - Representation

If you cannot attend the Meeting in person, you may choose one of the following two options:

•	If you wish to be represented by the Chairman, just check Box B on the form (the single document attached to this Notice(1)), date and sign the form in the space provided and return it either to your financial representative (bearer shares) or to Société Générale (registered shares) in the attached postage-paid envelope.

•	If you intend to be represented by another representative — your spouse or another shareholder (regardless of the class of shares held by same) — just check Box B and provide the required information about your representative in the space provided under (3), date and sign it in the space provided at the bottom and give it to your representative or, as applicable, mail it to your financial representative (bearer shares) or to Société Générale (registered shares) in the attached postage-paid envelope.

II - SPECIAL MEETING OF CLASS O SHAREHOLDERS

METHODS OF PARTICIPATING IN THE MEETING ........

3 — Voting by mail

You can vote by mail using the attached form (the single document attached to this Notice(1)) and enclosed postage-paid envelope. In this case, you are reminded that, pursuant to applicable provisions of the bylaws and the Board of Directors’ decision, the form used to vote by mail must be returned to the financial representative that manages your shares (bearer shares) or to Société Générale (registered shares) or to the Company’s corporate headquarters, at least two days before the date of the Meeting. Forms received after this date will not be counted. Vote-by-mail forms used by holders of bearer shares must include a depository certificate(2) issued by the financial representative with which the shares are deposited.

•	If you wish to vote “For” the resolutions presented to the Meeting by the Board, you must check boxes B and 2 and return the form after dating and signing it in the space provided.

•	If you wish to vote “No” or “Abstain” on one or more resolutions, you must check Boxes B and 2, blacken the corresponding boxes, then return the form after dating and signing it in the space provided.

•	If you wish to vote on proposed resolutions not recommended by the Board, if any, you must also blacken the boxes corresponding to your choice.

•	In addition, and in the event that amendments or new resolutions are presented at the Meeting, you can indicate your choice by blackening the corresponding box.

4 — Recommendations

As the Special Meeting of April 17 will commence promptly at 6:00 p.m., we ask that you comply with the following:

•	Arrive early and proceed to the sign-in desk with your admission card to sign the attendance register. To facilitate sign-in, we recommend that you arrive one hour before the meeting.

•	Do not enter the meeting room without the meeting package and voting materials you receive when you sign the attendance register.

•	Follow the voting instructions given during the meeting.

If you are able, we invite you to attend the Joint Ordinary and Extraordinary Shareholders’ Meeting that will be held at 2:30 p.m. on the same day, in which case you must obtain a special admission card for this meeting in accordance with the provisions found on page 6.

(1)	In accordance with legal requirements, any requests for forms to vote by mail or by proxy must by made by registered letter with return receipt; to be honored, these requests must be received at the corporate headquarters of the company or at the offices or agencies of authorized intermediaries at least 6 days before the date of the Meeting.

(2)	Once this certificate has been issued, the shareholder may not select another procedure to participate in the Meeting (Article 136 of the Decree of March 23, 1967).

II - SPECIAL MEETING OF CLASS O SHAREHOLDERS

REPORT OF THE BOARD OF DIRECTORS ...............

The holders of class O shares are asked to approve the decision by the shareholders in a Joint Ordinary and Extraordinary Meeting regarding the elimination of special class O share rights and the consequences following from it. (1st resolution).

Alcatel issued 16,500,000 shares in October 2000, and subsequently 9,500,000 shares, for a total of 26,000,000 new, existing, or potential class O shares, referred to as Alcatel Optronics tracking stock. These preferred shares benefit from special rights with respect to the distribution of earnings, mainly consisting of a right to an additional dividend to be taken from the distributable earnings of each company fiscal year. The occurrence of certain events described in the bylaws (initial public offering, loss of control by Alcatel, or the disposal of at least 80% of the Optronics Division or its assets) shall result in the termination of the special rights attached to class O shares, which would automatically become common shares. The bylaws provide for a process of compensation of the company or shareholders of class O shares, which is based upon the stock market price of class A shares and the net per share proceeds generated by the transaction that entailed the termination of their special rights.

Class O shares must reflect the economic performance of the Optronics Division, which contains the units whose business is the design, development, fabrication and marketing of chips, components, and optical heads and sub-systems deployed primarily in telecommunications systems.

The initial issue enabled the company, in 2000, to benefit from a capital infusion of the order of Euro 1.3 billion, which represented a major advantage and asset in the management of the crisis that it has experienced since the end of 2001.

Initially, the issuance of class O shares was designed to enable financial markets to value the Optronics Division on the basis of quoted companies engaging in comparable businesses, which overall were valued at levels much higher than those of Alcatel common shares. As specified on Page 15, Paragraph II.B.1.1 of the final prospectus approved by the COB on October 20, 2000 under number 00-1683, the creation of Alcatel Optronics tracking stock and the issuance of 16,500,000 shares in this class in October 2000 was designed to attract the particular attention of investors and financial analysts specializing in the optical electronic components industry and optics in general, prompt them to value the Optronics Division as a function of criteria specific to its industry, and enable financial markets to recognize the specific value of the Optronics Division within Alcatel.

Since the class O share issue, the telecommunications sector has experienced an unprecedented crisis and the optical electronic components market has been among those most severely affected. As a consequence of the sudden collapse that occurred in 2001, market forecasts for 2003 are 1/ 15 of the initial estimates.

Under these conditions, the Optronics Division is suffering from a degraded financial position which, despite a very drastic restructuring plan, can only experience a slow and gradual return to the break-even point, which is not in any way assured. Such a profound and long-lasting reversal in trends has prompted all players in the sector to reconsider their strategy, and either shut down their optical electronic businesses, drastically reduce their size and ambitions, or sell them to emerging players that are implementing an aggressive strategy of consolidation, synergies, and economies of scale.

- II - SPECIAL MEETING OF CLASS O SHAREHOLDERS

REPORT OF THE BOARD OF DIRECTORS ...............

In view of the challenges that your company is presently facing and their consequences in terms of resource allocation, it now appears impossible to any longer assure the integrity of the Optronics Division nor contemplate an initial public offering for this division. On the contrary, it is necessary, in the overall interest of the shareholders, to be in a position to rapidly implement appropriate solutions, if necessary using means not provided for by the specific provisions of the bylaws regarding the conversion of class O shares into common shares.

These provisions were in fact drafted in the context of prospects for natural and sustained growth in the optical electronic components sector, and could not have anticipated the complete reversal in its economic environment. Due to transactions that will inevitably and irremediably affect the underlying assets, it appears necessary to carry out in advance the conversion of class O shares into common shares.

The provisions of the Alcatel bylaws that provide for special compensation terms and procedures in the event of the elimination of special rights for class O shares were originally in response to the projected growth prospects for the optical electronic components sector. Given current values, they presently would result in an obligation for class O shareholders, at the time of the conversion of their shares into common shares, to compensate the company and therefore make an additional investment in order to avoid dilution.

The Board of Directors is of the opinion that it is not in Alcatel’s interest, vis-à-vis financial markets, to require any additional payments by class O shareholders. Moreover, the Board believes that the existence of class O shares reduces the range of solutions required by the optical components crisis, thereby handicapping the restructuring of the group.

For these reasons, the Board of Directors proposed to the Joint Ordinary and Extraordinary Shareholders’ Meeting held today that they approve a draft resolution that provides for the conversion of class O shares into common shares by eliminating the special rights of class O shares, with no compensation of any kind to be paid by either party, and the conversion to common stock options of any class O stock options granted by the company since the creation of that class of shares.

It also proposed that all references to class O shares be eliminated, and references to class A shares be changed to a reference to common shares in currently applicable resolutions, and that the company bylaws be amended to eliminate any reference to these preferred shares and the existence of multiple classes of shares.

As required by law, the Board of Directors now proposes to the Special Meeting of Class O Shareholders that they approve the 14th resolution adopted by the Joint Ordinary and Extraordinary Shareholders’ Meeting held today.

The Board of Directors

- II - SPECIAL MEETING OF CLASS O SHAREHOLDERS

TEXT OF THE RESOLUTIONS ........................

Approval of the decision by the Joint Ordinary and Extraordinary Meeting eliminating special class O share rights

- Consequences -

FIRST RESOLUTION

The Special Shareholders’ Meeting approves in its entirety the fourteenth resolution adopted by the Joint Ordinary and Extraordinary Shareholders’ Meeting held on this date, which is worded as follows:

“Voting under the quorum and majority requirements for an Extraordinary Meeting, the shareholders, having read the report of the Board of Directors:

•	resolve to eliminate, effective immediately, the special rights in the allocation of earnings, which, under Article 10 of the bylaws, are attached to the class O shares known as Alcatel Optronics tracking stock;

•	resolve, pursuant to paragraph 2 of Article 13.1, and paragraph 1 of Article 13.3 of the bylaws, that as a result of the elimination of the special rights attached thereto, and from the time such rights are distributed after this elimination, any shares formerly considered class O now have the same rights to income allocation as the common stock formerly known as class A, and further resolves that all the shares issued by the company are now in the same class;

•	resolve that by express exception to Article 13.2 of the bylaws, this conversion to common shares of shares formerly considered class O, resulting from the elimination of the special rights thereof, shall be made with no compensation to be paid by the company to the holders of class O shares, or by class O shareholders to the company, and that every class O share shall immediately become a common share, with no other rights or obligations to accrue to or to be borne by the holder thereof, other than those attached to the common stock, previously known as class A;

•	resolve that as a result of eliminating the special class O share rights and converting them to common shares, the bylaws of the company shall automatically and immediately be amended pursuant to paragraph 2 of Article 13.3 of the bylaws in effect up to the present, by eliminating all reference to preferred shares and class A and O shares, and that they be replaced by the new wording comprising Appendix III to the bylaws adopted by the 14th resolution of the Joint Ordinary and Extraordinary Shareholders’ Meeting of April 18, 2002; the shareholders further resolve to eliminate any references to class O shares and that any references to class A shares be changed to a reference to the common shares in the resolutions passed by the Shareholders’ Meetings held on this date and on April 18, 2002;

•	grant full authority to the Board of Directors, with the option of subdelegation, to carry out any and all formalities under this resolution;

•	hereby confirm the authority granted to the Board of Directors by the 13th resolution of the Joint Ordinary and Extraordinary Shareholders’ Meeting of April 18, 2002, under Article L. 225-177 of the Commercial Code, authorizing it to record the conversion to common stock warrants of any class O stock warrants awarded by the company since the creation of this class of shares; such conversion shall be made according to the same procedures as for converting class O shares to common shares;”

Authority for formalities

SECOND RESOLUTION

The Special Meeting gives full authority to the bearer of an original, a copy, or an excerpt of the minutes of this Meeting to make all necessary filings and complete all required formalities.

THE SHAREHOLDER RELATIONS DEPARTMENT IS AT YOUR SERVICE TO PROVIDE ANY FURTHER INFORMATION ABOUT THE GROUP	By telephone: 0033(0) 1.40.76.10.10 By mail: Alcatel – Service Relations Actionnaires 54, rue La Boétie – 75382 Paris Cedex 08 By e-mail: finance@alcatel.com

–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––

REQUEST FOR DOCUMENTATION AND INFORMATION

Per Article 135 of the Decree of March 23, 1967

Joint Ordinary and Extraordinary Shareholders’ Meeting

of April 8 and April 17, 2003

Special Meeting of Class O Shareholders

of April 8 and April 17, 2003
I, the undersigned,
Last name, first name:
Address:
City and postal zip code:

The owner of:	Class A registered shares
and/or:	Class A bearer shares
and/or:	Class O registered shares
and/or:	Class O bearer shares

hereby request the documentation and information concerning the above-cited Shareholders’ Meetings, as listed in Article 135 of the Decree of March 23, 1967 on business corporations.

Executed in , on 2003

Signature

NOTE: Pursuant to Article 138 of the Decree of March 23, 1967, registered holders of class A and/or class O shares may obtain, with a single request, the documentation and information covered by Articles 133 and 135 of the decree cited above for every subsequent Shareholders’ Meeting. Shareholders who wish to take advantage of this option must so indicate on this form.

Return this form to the bank or financial representative managing your shares

This document is a free translation from French into English and has no other value than an informative one. Should there be any difference between the English and the French version, only the text in French shall be deemed authentic and considered as expressing the exact information published by Alcatel.